NEWS RELEASE
RepliCel Life Sciences Announces Debt Settlement
VANCOUVER, BC – March 25, 2021 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce its intention to settle debt (the “Debt Settlement”) in the amount of $349,850.80 owed by the Company to certain creditors by the issuance of 908,700 common shares (each, a “Share”) of the Company at a price of $0.385 per Share.
The proposed Debt Settlement is subject to the approval of the TSX Venture Exchange and entry into debt settlement agreements with the creditors.
All securities issued in connection with the Debt Settlement will be subject to a statutory hold period expiring four months and one day after issuance of the securities.
Each of David Hall, Peter Lowry, Peter Lewis, Andrew Schutte and Kevin McElwee will be participating in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
About RepliCel Life Sciences

Headquarted in Canada with a base of operations in Europe, RepliCel has existing partnerships in Japan and China. RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.
The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications.
The commercial rights for RCI-02 have been secured by YOFOTO for Greater China and MainPointe has committed to a limited-term distributorship in the United States. RCH-01 is currently being co-developed with Shiseido Company under exclusive license for certain Asian countries. RCT-01 and RCS-01 is currently being co-developed with YOFOTO (China) Health under exclusive license for Greater China. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

RepliCel Life Sciences Inc.
News Release /2

For more information, please visit www.replicel.com or contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.\